UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 10, 2025

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

On December 10, 2025, Starfighters Space, Inc. (the "Company") entered into an amended and restated selling agency agreement (the "A&R Selling Agency Agreement") with Digital Offering, LLC ("Digital Offering"), in connection with the Company's best efforts offering (the "Offering") of up to 11,142,061 shares of common stock of the Company, par value $0.00001 per share (the "Shares"), to investors at a purchase price of $3.59 per Share pursuant to Regulation A through Digital Offering, acting on a best efforts basis only, in connection with such sales. The A&R Selling Agency Agreement amended and restates that certain selling agency agreement between the Company and Digital Offering dated September 6, 2024 (the "Original Agreement"). The Offering commenced on September 6, 2024, pursuant to the Original Agreement, and a total of 4,996,697 Shares have been sold, leaving a balance of 6,145,364 Shares available for sale pursuant to the Offering.

Under no circumstances will Digital Offering be obligated to underwrite or purchase any of the Shares for their own account or otherwise provide any financing.

As of the Closing Date (as defined in the A&R Selling Agency Agreement), the Shares shall have been approved for listing upon notice of issuance on the NYSE American.

Pursuant to the A&R Selling Agency Agreement, the Company will pay to Digital Offering a cash commission equal to seven and one-half percent (7.5%) (the "Cash Fee") of the gross offering proceeds received by the Company from the sale of the Shares after the date of the A&R Selling Agency Agreement, which shall be allocated by Digital Offering to Dealers (as defined in the A&R Selling Agency Agreement) participating in the Offering, in its sole discretion.

In addition to the Cash Fee, the Company agrees to issue to Digital Offering (and/or its designees) a warrant (the "Selling Agent's Warrant") to purchase a number of Shares (such Shares being, the "Warrant Shares") equal to 1.0% of the total number of Shares sold in the Offering, which shall be exercisable, in whole or in part, commencing on the issuance date and expiring on the five-year anniversary of the date of commencement of sales in the Offering, at an exercise price of $3.59 per Warrant Share, which is equal to 100% of the purchase price of the Shares.  The Selling Agent's Warrant will provide for adjustment in the number and price of such warrants (and the underlying Warrant Shares) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the common stock of the Company.

Furthermore, the Company has agreed to pay Digital Offering an accountable due diligence fee of $25,000, which has been paid to Digital Offering.  The Company has also agreed to reimburse Digital Offering for up to a maximum of $100,000 in legal fees, $25,000 of which has been paid to date.  Notwithstanding the foregoing, the two advances received by Digital Offering will be reimbursed to the Company to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(a).

The foregoing description of the terms of the A&R Selling Agency Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the A&R Selling Agency Agreement, which is included as Exhibit 1.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Change in Cash Commission Rebate

As a result of Digital Offering's diligent efforts with respect to the Offering, the Company has agreed to allow Digital Offering to retain the $140,000 that Digital Offering was going to remit of the cash commission back to the Company as a rebate to be applied towards the Company's platform and marketing fees.

Exhibit Index

Exhibit	Description

1.1	Amended and Restated Selling Agency Agreement, dated December 10, 2025, between Starfighters Space, Inc. and Digital Offering, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: December 10, 2025	By:	/s/ David Whitney
David Whitney
Chief Financial Officer